H.J. Heinz Holding Corporation

Registration Statement on Form S-4

File No. 333-203364

Via EDGAR and by courier

May 18, 2015

Dear Ms. Nguyen:

H.J. Heinz Holding Corporation (the “Company”) has filed today with the Securities and Exchange Commission (the “Commission”), via EDGAR, Amendment No. 1 (“Amendment No. 1”) to its Registration Statement on Form S-4 filed on April 10, 2015 (File No. 333-203364) (the “Registration Statement”). This letter, together with Amendment No. 1, provides the Company’s responses to the comments contained in your letter dated May 8, 2015 (the “Comment Letter”), relating to the Registration Statement.

Set forth below in bold font are the comments of the staff of the Commission (the “Staff”) contained in the Comment Letter and immediately below each comment is the response of the Company with respect thereto or a statement identifying the location in Amendment No. 1 of the requested disclosure or revised disclosure. Where requested, supplemental information will be provided under separate cover. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Registration Statement.

Five clean copies of Amendment No. 1, and five copies that are marked to show changes from the originally filed Registration Statement, are enclosed for your convenience with five copies of this letter. Page references in the Company’s responses are to pages in the marked copy of Amendment No. 1.

* * *

Summary, page 12

Financial Interests of Kraft’s Directors and Executive Officers in the Merger, page 17

1.	In the Summary and Risk Factors sections at page 31, please provide quantitative information about the amount of the executive officers’ and directors’ interests.

In response to the Staff’s comment, the Company has revised its disclosure on pages 18, 33 and 34 of Amendment No. 1.

Cautionary Statement Regarding Forward-Looking Statements, page 25

2.	You refer to “‘forward-looking statements’ within the meaning of the Federal Securities Laws” and the safe harbor that Section 21E provides. Please revise the disclosure to eliminate any suggestion that Section 21E applies to any of the disclosures you reference which relate to the offering or are incorporated by reference. In that regard, please refer to Exchange Act Sections 21E(a)(1) and 21E(b)(2)(d).

In response to the Staff’s comment, the Company has revised its disclosure on page 27 of Amendment No. 1.

Risk Factors, page 27

3.	We note the description of your Series A Preferred Stock, as established pursuant to Article IV of your Form of Second Amended and Restated Certificate of Incorporation (“the charter”), found in Annex C. Please revise the risk factor “To service its indebtedness” at page 41 or provide a new separate risk factor to quantify the amount of your annual preferred dividend payment obligation. Also disclose that in the most recent fiscal year, the payment of the dividend resulted in a net loss attributable to common shareholders, despite Heinz otherwise having generated $672 million in net income during that period. Refer to page F-4.

In response to the Staff’s comment, the Company has provided a new risk factor entitled “The terms of the Series A Preferred Stock provide for a 9.0% per annum dividend, payment of which could result in a net loss” on page 45 of Amendment No. 1.

4.	Similarly, revise the caption and the content of the risk factor “The Kraft Heinz Company’s ability to pay regular dividends to its shareholders” to clarify that any dividends on the common shares may be made only after all the Series A Preferred Stock dividends have been paid. We note the related disclosure in Articles III(B) and IV(D)(2) of the charter.

In response to the Staff’s comment, the Company has revised the caption and the content of the risk factor “The Kraft Heinz Company’s ability to pay regular dividends to its shareholders is subject to the discretion of the board of directors and may be limited by The Kraft Heinz Company’s debt agreements, limitations under Delaware law and the rights of holders of Series A Preferred Stock” on page 40 of Amendment No. 1.

Directors and executive officers of Kraft may have interests in the merger that are different from, or in addition to, those of Kraft shareholders generally, page 31

5.	We note your disclosure here and elsewhere in your filing that the directors and executive officers of Kraft “may have interests in the merger that are different from” those of Kraft shareholders generally (emphasis added). By contrast, you state in the letter to Kraft shareholders that “certain directors and executive officers of Kraft will have interests in the merger that may be different from” those of Kraft shareholders generally (emphasis added). Please revise to disclose consistently that those officers and directors will have such interests and that those interests, if true, are different from those of Kraft shareholders generally.

In response to the Staff’s comment, Amendment No. 1 discloses consistently that the directors and executive officers of Kraft will have interests in the merger that are different from those of Kraft shareholders generally.

Future sales of Kraft Heinz common stock in the public market could cause volatility in the price of Kraft Heinz common stock or cause the share price to fall, page 37

6.	Disclose the particular terms of the registration rights in necessary detail in the corresponding section which now appears at page 103. Also, please revise this risk factor and caption to indicate, if true, that there is no “blackout period” post-merger and that there is no limit to the amount of shares that may be sold in these offerings.

In response to the Staff’s comment, the Company has expanded its disclosure on pages 110 and 111 of Amendment No. 1. The Company has also revised the content of the risk factor entitled “Future sales of Kraft Heinz common stock in the public market could cause volatility in the price of Kraft Heinz common stock or cause the share price to fall” on page 40 of Amendment No. 1.

The Merger, page 50

7.	Please provide us with copies of the Kraft board books.

The Company advises the Staff that the presentation materials prepared by Centerview, and presented to the Kraft board on March 24, 2015, in connection with Centerview’s opinion, dated March 24, 2015, to the Kraft board summarized under the caption “Opinion of Kraft’s Financial Advisor” are being provided to the Staff under separate cover by Davis Polk & Wardwell LLP, counsel for Centerview, on a confidential and supplemental basis pursuant to Rule 418 under the Securities Act and Rule 12b-4 under the Exchange Act.

Debt Matters, page 51

8.	Please revise the third paragraph in this section to clarify the basis or bases for the statement that “Heinz anticipates that these notes will continue to be rated investment grade following the closing date....” Further discuss the scope of the discussions and briefly summarize the material items addressed in the March 16, 2015, meeting with credit rating agencies referenced at page 57.

In response to the Staff’s comment, the Company has revised its disclosure on pages 55 and 61 of Amendment No. 1.

9.	We note your statement on page 52 that “Heinz intends to refinance, on or prior to the closing date, all of its outstanding secured indebtedness other than amounts outstanding under the Heinz 2025 notes and the Heinz GBP notes.” To the extent that information becomes available with regard to the refinancing, including the terms of the refinancing of any outstanding debt issued by Kraft or Heinz, please enhance your disclosure to provide such information.

In response to the Staff’s comment, the Company has revised its disclosure on pages 25, 55 and 189 of Amendment No. 1.

In addition, the Company advises the Staff that, to the extent further information with regard to the anticipated refinancing becomes available, it will be included in a subsequent amendment to the Registration Statement.

Background of the Merger, page 52

10.	Please revise to briefly describe the process whereby Centerview was selected as Kraft’s financial advisor in connection with the merger. The general statement at page 75 does not indicate how, when, or why Centerview was first contacted. Also further explain the statement in the opinion included as Annex B that Centerview “provided certain financial advisory services to the Company from time to time for which we have not received any compensation.” Lastly, describe the nature and extent of the services provided, and disclose why Centerview received no compensation for such services.

In response to the Staff’s comment, the Company has revised its disclosure on pages 56,57 and 78 of Amendment No. 1.

11.

We note the disclosure regarding the February 9 board meeting. Clarify who at Kraft was responsible for retaining Centerview as financial advisor in connection with the merger. Indicate when that person or persons first became aware of the matters disclosed in the last full paragraph at page 56 as having been disclosed by Centerview in writing on March 13, 2015. Explain whether the Kraft board had any involvement in the process of retaining Centerview, and if so, when the Kraft board became aware of these matters and all the related information you discuss at pages 74-75 regarding Centerview’s affiliations.

In response to the Staff’s comment, the Company has revised its disclosure on pages 57 and 58 of Amendment No. 1.

12.	You at times refer to “certain” members of management or the board. Please expand your disclosure throughout this section to provide additional detail regarding which “senior management” members and which Kraft board members participated or were informed at each referenced point. Also clarify when you refer to the Kraft board holding meetings, including in “executive session,” whether all members (including Mr. Cahill) were in attendance.

In response to the Staff’s comment, the Company has revised its disclosure throughout the “Background of the Merger” section beginning on page 56 of Amendment No. 1.

13.	If the board (aside from Mr. Cahill) took an active role at any point of the negotiating process, please describe its role in greater detail. Also clarify how the various material terms were negotiated, including for example who proposed the respective post-merger roles to be held by Messrs. Hees, Cahill, and Behring. If any individual partially was negotiating on his own behalf in that regard, please revise to explain.

In response to the Staff’s comment, the Company has revised its disclosure throughout the “Background of the Merger” section beginning on page 56 of Amendment No. 1. Kraft has confirmed to Heinz that the Kraft board did not take an active negotiating role at any point in the negotiating process.

14.	Similarly, if instructions were provided to counsel or others to negotiate a particular role or aspect of the merger about which an individual would personally have had a potential conflict (such as the office to be held in Kraft Heinz post-merger), briefly describe this, including any procedures or safeguards with regard to conflicts of interest that were considered or followed.

The Company acknowledges the Staff’s comment and advises the Staff that Kraft has confirmed to the Company there were no such instructions provided that would be responsive to this comment.

15.

Make clear when and by whom the principal terms were determined, identifying those who participated in related negotiations. At page 56, for example, you refer to discussions in which “both sides” outlined their positions.” Also explain the process whereby the five Kraft “surviving” directors were selected (as mentioned at page 60) as well as any criteria for the selections. If Heinz or anyone outside of Kraft had input into the process, discuss the particulars.

In response to the Staff’s comment, the Company has revised its disclosure throughout the “Background of the Merger” section beginning on page 56 of Amendment No. 1.

16.	If there are any agreements to retain the same directors for purposes of the first annual meeting of Kraft Heinz, disclose the particulars. It appears that Heinz will be able to control the selection of all future directors given its voting control and ability to act by written consent.

In response to the Staff’s comment, the Company has revised its disclosure on pages 15, 84, 191 and 192 of Amendment No. 1 to state that there are no agreements between Kraft and the Company regarding the selection of directors of The Kraft Heinz Company other than the selection of persons to serve on the board of directors upon the closing of the merger as set forth in the merger agreement.

17.	Aside from the “Certain Kraft Forecasts” disclosure at page 75, it is unclear from the current discussion the extent to which non-public financial information, expected synergies, and other projections were shared among the parties and their advisors and agents. For example, when Kraft refers to “Kraft’s and Heinz’s ... projected financial performance” and both companies’ “prospects” as factors weighing in favor of the merger, please clarify what material non-public information might have been included among those items. You also indicate that “certain financial information” other than the forecasts was made available to Heinz’s management (page 75). Please describe the financial information, or confirm, if true, that you have disclosed in the registration statement the corresponding material non-public information relating to these items.

In response to the Staff’s comment, the Company has expanded its disclosure on page 80 of Amendment No. 1 to include projected net revenue, operating EBITDA and adjusted net income for Heinz, in each case as prepared by Heinz and subsequently adjusted by Kraft’s advisors at the direction of Kraft, for fiscal years 2015 through 2018 (such information is referred to as the “Adjusted Heinz Forecasts”), as well as disclosure regarding the immateriality of the adjustments made by Kraft to Heinz’s internal forecasts, and has expanded its disclosure on page 80 of Amendment No. 1 to include projected net revenue, organic growth, operating EBITDA and operating earnings per share for Kraft for fiscal years 2017 and 2018, in each case as developed by Kraft senior management and included in the 2015 Financial Plan and the Upside Case of the 2015 Financial Plan. The Company advises the Staff that, together with the other information in the Registration Statement, these figures constitute all material non-public financial information relating to the items noted by the Staff.

18.	We note your reference to “tactical and strategic alternatives” that were reviewed by representatives of Centerview with members of Kraft senior management on January 27, 2015. Please explain what these tactical and strategic alternatives were and what issues were reviewed with regard to these alternatives. We furthermore note your reference to Mr. Cahill and representatives of Centerview reviewing “various potential organic and inorganic strategic alternatives that Kraft could consider” with Kraft’s board on March 2, 2015. Please enhance your disclosure by explaining what these potential alternatives were and what issues were reviewed with regard to these alternatives.

In response to the Staff’s comment, the Company has revised its disclosure on pages 56 and 58 of Amendment No. 1.

19.	Revise to clarify the extent to which Mr. Cahill made the decisions regarding whether to consider other options and what related actions to take in consultation with the Kraft board or other members of Kraft management. We note for example the calls that he made to Company A and Company B. Discuss whether he determined on his own the approach to take with the meeting with Company A’s CEO and the apparent decision to not pursue any potential business combination with Company A or any entity other than Heinz. Also clarify when the decision was made not to seek any other candidates in the circumstances of the ongoing Heinz discussions.

In response to the Staff’s comment, the Company has revised its disclosure on pages 57, 58 of Amendment No. 1.

20.	Explain how the decision was made to retain Bain & Company, and disclose when Bain was retained. Also provide further clarity regarding the role Bain played in the process, and consider the applicability of Item 1015(b)(6) of Regulation M-A. We note that it provided the board with an analysis that included among other things Heinz and the combined company’s projected growth and synergies.

In response to the Staff’s comment, the Company has revised its disclosure on page 61 of Amendment No 1. In addition, the Company has considered the applicability of Item 1015(b)(6) of Regulation M-A with respect to the role Bain played in the process. Because Kraft has confirmed to the Company that Bain was not engaged to consider the fairness of the transaction or the consideration being proposed by the Company, the Company has determined that Item 1015(b)(6) of Regulation M-A is not applicable to the disclosure relating to the role Bain played in the process.

Opinion of Kraft’s Financial Advisor, page 64

General, page 74

21.	Please provide the summary of all the enumerated items in the proxy statement / prospectus, rather than suggesting that the reader needs to refer to the written opinion for this information. See Item 1015(b)(6) of Regulation M-A for items that must be included.

In response to the Staff’s comment, the Company has revised its disclosure on page 68 of Amendment No. 1.

22.

We note your disclosure that “in 2013 Centerview acted as financial advisor to H. J. Heinz Company in connection with its sale to an investment consortium comprised of Berkshire Hathaway and an investment fund affiliated with 3G Capital, and Centerview received compensation for such services.” Please disclose the amount of the compensation, which appears to have been approximately $36 million, based on disclosure in the definitive proxy statement filed on March 27, 2013.

In response to the Staff’s comment, the Company has revised its disclosure on page 78 of Amendment No. 1.

23.	At page 65, you indicate that Centerview reviewed “certain financial information relating to Heinz prepared by management of Heinz, which was furnished to Centerview by Kraft and was adjusted, at Kraft’s direction ... by Centerview and certain other advisors to Kraft....” You also indicate that there were adjustments made to the cost savings and operating synergies projected by Heinz management. Please fully explain the nature of the adjustments and provide details regarding the before and after figures. Also identify the “other advisors” and explain further the role they served in the process.

As indicated above in response to the Staff’s comment 17, the Company has expanded its disclosure on page 80 of Amendment No. 1 to include the Adjusted Heinz Forecasts and has included, on page 79 of Amendment No. 1, details regarding the cost and savings and operating synergies projected by Heinz management. The Company has also identified the “other advisors” and explained the role they served on page 69 of Amendment No. 1.

24.	We note your disclosure on page 75 that “[i]n connection with Centerview’s services as the financial advisor to the Kraft board, Kraft has agreed to pay Centerview an aggregate fee of $49 to $60 million.” Explain further how the amount will be determined.

In response to the Staff’s comment, the Company has revised its disclosure on page 78 of Amendment No. 1.

Market Listing, page 81

25.	Disclose where the Kraft Heinz common stock is expected to be listed for trading, and also provide updated disclosure regarding the pending antitrust considerations in the United States and Canada. Also, we may have comments once you file the referenced tax opinions.

The Company acknowledges the Staff’s comment regarding the market listing and advises the Staff that, as of the date hereof, the market where the Kraft Heinz common stock is expected to be listed for trading remains under consideration by the Company. The Company confirms that, when such determination is made, information on the market listing will be included in a subsequent amendment to the Registration Statement.

In response to the Staff’s comment regarding the pending antitrust considerations in the United States and Canada, the Company has updated its disclosure on pages 18, 30 and 85 of Amendment No. 1.

Other Related Agreements, page 103

26.	Quantify the number of shares issuable upon exercise of the Berkshire warrant and explain how this impacts the 51% / 49% division that was agreed upon with regard to Kraft Heinz ownership post-merger.

In response to the Staff’s comment, the Company has revised its disclosure on page 111 of Amendment No. 1.

Unaudited Pro Forma Condensed Combined Financial Statements, page 109

27.	You state that for “purposes of the unaudited pro forma condensed combined financial statements, Heinz assumed that the carrying value of Kraft’s property, plant and equipment approximated its fair value.” Unless you have additional information to consider that you believe would support an alternate view, please revise your presentation to include adjustments necessary to allocate the estimated purchase price to all net assets acquired in order to comply with Article 11 of Regulation S-X.

In response to the Staff’s comment, the Company advises the Staff that at the time of the initial filing of the Registration Statement the Company did not have information that indicated that the fair value of Kraft’s property, plant and equipment was significantly different than the carrying value. Upon further analysis, the Company has performed a preliminary fair value assessment for these assets. The unaudited pro forma condensed combined financial information has been revised to adjust the carrying value of Kraft’s property, plant and equipment to a preliminary estimate of fair value using the depreciated replacement cost approach. The Company has removed the statement on page 119 referenced by the Staff and revised its disclosure in Note 5 of the Unaudited Pro Forma Condensed Combined Financial Statements on page 129 of Amendment No. 1 to provide additional information regarding this fair value adjustment.

Unaudited Pro Forma Condensed Combined Balance Sheet, page 111

28.	Please expand your footnote disclosures to clearly identify the underlying amounts related to your pro forma adjustments to cash and cash equivalents, common stock and additional paid-in capital. We note these amounts are discussed within the footnotes identified in the note reference column. However, the footnote descriptions do not provide sufficient information for an investor to recalculate these adjustment amounts.

In response to the Staff’s comment, the Company has revised its disclosures on pages 127 and 131 of Amendment No. 1 to provide a tabular summary of the adjustments to cash and cash equivalents, common stock and additional paid-in-capital discussed within the referenced footnotes.

Note 5. Unaudited Pro Forma Condensed Combined Balance Sheet Adjustments, page 116

29.	The guidance of ASC 805-30-30-2 addresses certain business combinations when the acquisition-date fair value of the acquiree’s equity interests may be more reliably measurable than the acquisition-date fair value of the acquirer’s equity interests. In pro forma adjustment 5(b) and as disclosed on page 110, we note you have used the closing share price of Kraft to calculate the preliminary estimate of fair value of common shares issued in order to arrive at the fair value of total consideration transferred, detailed in pro forma adjustment 5(a). We also note that Heinz will use $10 billion in proceeds from the issuance of shares to the Sponsors to fund a special cash dividend of $16.50 per outstanding share of Kraft common stock. You have stated that Kraft’s closing share price of $88.38 on April 8, 2015 “reflects the pre-dividend share amount which inherently includes the $16.50 special cash dividend to be paid on each outstanding share of Kraft common stock upon the consummation of the merger, estimated in this pro forma condensed combined financial information to be $9.8 billion.” Please expand your disclosure to explain why management believes the dividend is inherently included in the closing stock price and should not be separately accounted for in the calculation of fair value of total consideration transferred. In your response, please also address how this statement is supported by the guidance of ASC 805-30-30-1 and 30-2.

The Company acknowledges the Staff’s comment and advises the Staff that, in accordance with ASC 805-30-30-1 and 30-7, the consideration transferred in a business combination shall be measured at fair value. As identified by the Staff, ASC 805-30-30-2 provides that in an exchange of equity interests, an acquiree’s stock may be a more reliable measure of fair value. To effect the merger Kraft shareholders will exchange their shares for those of the Company (which will be renamed The Kraft Heinz Company following the merger). Since the Company does not have a readily observable market price for its equity interests, the Company looked to an alternative method in determining fair value for the equity exchanged. The quoted price of Kraft shares has been determined to be the most factually supportable measure available to support the determination of the fair value of the consideration transferred, given the market participant element of a widely-held stock in an active trading market.

In response to the Staff’s comment to explain why management believes the dividend is inherently included in the closing stock price and should not be separately accounted for in the calculation of fair value of total consideration transferred, the Company has revised its disclosure set forth in pro forma adjustment 5(b) on page 128 of Amendment No. 1.

30.	We note the adjustments to record the fair value of trademarks and other intangible assets represent a significant portion of the purchase price allocation and overall, are a material amount related to the pro forma financial statements reflecting the business combination of Kraft and Heinz. Considering their significance, with regard to pro forma adjustment 5(e), please revise your pro forma footnote disclosure to separately disclose each significant class of intangible asset by fair value and useful life, as applicable.

In response to the Staff’s comment, the Company has revised Note 5 of the Unaudited Pro Forma Condensed Combined Financial Statements on page 130 of Amendment No. 1 to separately disclose each significant class of intangible assets and their related useful lives.

31.	On a similar matter, you have disclosed that an income approach is “primarily” used to determine the estimated fair values of these intangible assets. In connection with your response to our comment above, please provide further disclosure of the different methods used to evaluate each significant class of intangible asset. If multiple methods are used to evaluate fair value, please include sufficient information to enable a reader to understand how each of the methods used differ, the assumed benefits of a valuation prepared under each method and why management has selected these methods as the most meaningful. Your enhanced disclosure should address the weighting of each of the methods used, including the basis for that weighting. Please also expand your disclosure of the significant assumptions used in the development of your valuations to address the uncertainty associated with these assumptions as well as any significant differences in those assumptions used when compared to Kraft’s prior year performance (i.e., a change in expected net revenues, cost of sales or marketing costs that reflect a significant difference from the revenues earned or costs incurred in the prior year).

The Company acknowledges the Staff’s comment and advises the Staff that the excess earnings method, relief from royalty method and distributor method (which is a variation of the excess earnings method) were used to determine the estimated fair values of the intangible assets, as appropriate, as discussed in Note 5 of the Unaudited Pro Forma Condensed Combined Financial Statements. The excess earnings method was used to estimate the fair value for intangible assets that are considered to be primary drivers of profits, while the relief from royalty method was used for intangible assets deemed to be of secondary significance. The distributor method was used to value customer relationships. Only one of these methods was used for each asset, so discussion of weighting of methods is not relevant. The income approaches selected incorporate the Company’s best judgments regarding underlying assumptions and estimates and provide the Company with the most reliable estimates of preliminary fair value for purposes of the Unaudited Pro Forma Condensed Combined

Financial Statements. The Company has better information to project future cash flows and to assess the various risks of obtaining those cash flows than the general market, and believes these valuation approaches are the most appropriate for the intangible assets being acquired.

In response to the Staff’s comment, the Company has revised its disclosure on page 130-31 of Amendment No. 1 to include disclosure of the valuation method used for each asset category or class of assets and the significant assumptions used in the development of the estimated fair value adjustments.

32.	Pro forma adjustment 5(i) includes a statement that the pro forma financial statements “do not include the impact of such changes on Heinz’s existing deferred tax assets, as this analysis has not been completed.” Please clarify whether your pro forma presentation is in compliance with Article 11 of Regulation S-X or otherwise advise as to the meaning of this statement.

In response to the Staff’s comment, solely as a result of the transaction, the Company expects that the Company’s state income tax apportionment factor will change as a result of being part of a larger tax paying entity. This disclosure was made to place the reader on notice that a one-time charge would be reflected in the post-combination financial statements. In compliance with Article 11 of Regulation S-X, an adjustment has not been reflected in the pro forma financial statements since the amount is not recurring and is subject to change based on operating or structural decisions made by management. The Company has revised its disclosure on page 131 of Amendment No. 1 to clarify the meaning of this disclosure.

33.	We note pro forma adjustment 5(m) is made to reflect “estimated future transaction costs Heinz expects to incur related to the merger.” Please tell us what factors make this future event a factually supportable adjustment under Rule 11-02(b)(6) of Regulation S-X.

The Company acknowledges the Staff’s comment and advises the Staff that these transaction costs will only be incurred as a result of the pending merger and are supported by actual contracts, invoices or vendor quotes. As a result, the Company concluded that these items are both directly attributable to the transaction and are factually supportable.

Note 7. Earnings per Share, page 120

34.	We note pro forma adjustment 7 assumes the shares issued to the Sponsors. Please disclose the number of shares that are assumed to be issued to the Sponsors for their $10 billion pre-merger purchase.

In response to the Staff’s comment, the Company has revised Note 7 of the Unaudited Pro Forma Condensed Combined Financial Statements on page 133 of Amendment No. 1.

35.	Please explain why the unaudited pro forma combined net income applicable to common shareholders of $1,590 reflected in the table at the bottom of page 120 should not match the pro forma net income attributable to common shareholders amount reflected in the Unaudited Pro Forma Condensed Combined Statement of Operations of $1,595 on page 112.

The Company acknowledges the Staff’s comment and advises the Staff that the difference between the net income attributable to common shareholders reflected in the Unaudited Pro Forma Condensed Combined Statement of Operations and the unaudited pro forma combined net income applicable to common shareholders reflected in the table in Note 7 is due to the allocation of net income to participating securities, which is not reflected in the Unaudited Pro Forma Condensed Combined Statement of Operations.

Restricted shares and restricted stock units (“RSUs”) of Kraft are considered to be participating securities. As such, Kraft calculates the amount of earnings that should be allocated to these participating securities and excludes this amount from the numerator in both the basic and diluted earnings per share calculation in accordance with ASC 260-10-45-60B. The replacement Kraft Heinz restricted shares and Kraft Heinz RSUs will vest in accordance with the same terms and conditions as were applicable to Kraft restricted shares and Kraft RSUs, respectively, and will continue to be considered participating securities. The Company has revised Note 7 on page 134 of Amendment No. 1 to further discuss the impact of participating securities on the earnings per share calculation.

Non-GAAP Measures, page 160

36.	We note your disclosure of Adjusted EBITDA here as well as within your segment information disclosed in footnote 6. Your disclosure table on page F-23, which provides a similar reconciliation of Adjusted EBITDA to Income from continuing operations before income tax includes descriptive footnotes, providing additional information to the reader related to certain reconciling items. Please expand your disclosure on pages 161 and 162 to provide similar footnote explanations, or tell us why such disclosure would not be useful to the reader. In addition, we note the reconciling item labeled “other special items” in arriving at Adjusted EBITDA. On page 162, you also disclose the non-GAAP measure “Results Excluding Special Items.” Please expand your disclosure to clearly distinguish and highlight the differences between the amounts included in “special items” as it relates to your two non-GAAP measures.

In response to the Staff’s comment, the Company has revised its disclosures on pages 181 and 182 of Amendment No. 1 to include the descriptive footnotes with additional information related to certain reconciling items. The Company has also expanded its disclosure on pages 181 and 182 of Amendment No. 1 to clarify the definition of “special items” in the discussion of each of the non-GAAP measures.

Discussion of Significant Accounting Estimates, page 163

37.	We note certain assumptions and estimates are identified throughout your discussion of significant accounting estimates. This discussion should describe why the accounting estimate/assumption bears the risk of change, how these estimates and related assumptions were derived, how accurate those estimates/assumptions have been in the past, and whether the estimates/assumptions are reasonably likely to change in the future. You should provide quantitative as well as qualitative information when such information is reasonably available. Please tell us what consideration you gave to providing these disclosures for each of the accounting policies described. Refer to FRC 501.14 and Interpretive Release 33-8350.

In response to the Staff’s comment, the Company has revised the disclosures on pages 183-89 of Amendment No. 1 to address the requirements of FRC 501.14 and Interpretive Release 33-8350 for each significant accounting estimate as applicable.

Goodwill and Indefinite-Lived Intangibles, page 164

38.	While we note that you recognized a $222 million total impairment charge for intangible assets during 2014, the remaining carrying amount of those assets continues to be significant to your total assets. In addition, you have stated: “there is not a significant excess of fair value over the carrying values as of December 28, 2014” because indefinite-lived intangibles were adjusted to their fair values in connection with the 2013 Merger and due to the recent partial impairments. Accordingly, please enhance your disclosure to more fully describe the risk of future impairment to the remaining indefinite-lived intangible assets and goodwill. For instance, describe how you arrive at estimates of future cash flows and how the key assumptions are determined. Discuss the degree of uncertainty associated with the key assumptions and describe potential events or changes in circumstances that could reasonably be expected to negatively affect the key assumptions. Please include expanded, quantified disclosure providing investors with more insight into the assumptions used in your assessment, including the following disclosures where material:

•	how the assumptions compare to recent operating performance,

•	the basis for any assumptions that differ significantly from recent operating performance, including net sales trend and growth rate and operating margin,

•	a discussion of management’s assessment of the sensitivity of the results of your impairment assessment to the assumptions, and

•	the potential impact on future operations.

Refer to Section 501.14 of the Codification of Financial Reporting Policies. See Section 501.02 of the Codification of Financial Reporting Policies that requires disclosure of material uncertainties, including the recoverability of assets.

In response to the Staff’s comment, the Company has added disclosures on pages 184-86 of Amendment No. 1 to more fully address the requirements of Sections 501.14 and 501.02 of the Codification of Financial Reporting Policies.

The Company informs the Staff that compared to recent operating performance, the assumptions used in the Company’s assessment did not differ significantly from trends in recent operating performance.

Management and Other Information of the Combined Company, page 170

39.	Please provide additional detail regarding the positions held during the past five years for each of the following individuals: Messrs. Abel, Basilio, Luz, Pelleissone, and Romaneiro. See Item 401(e) of Regulation S-K.

In response to the Staff’s comment, the Company has expanded its disclosure on pages 192 and 197-98 of Amendment No. 1.

Board Committees, page 175

40.	We note your disclosure of the identities of the directors and your disclosure that Mr. Cahill will chair the Operations and Strategy Committee and Mr. Pope will chair the Audit Committee. Once additional information becomes available as to which directors are slated to serve on each committee, please disclose the details.

The Company acknowledges the Staff’s comment and advises the Staff that, as of the date hereof, no additional information is available as to which directors are slated to serve on each committee. The Company confirms that, when such information becomes available, it will be included in a subsequent amendment to the Registration Statement.

Executive Compensation, page 178

41.	Please enhance your discussion of executive compensation to provide all of the information required by Item 402. We may have further comments after reviewing your response.

In response to the Staff’s comment, the Company has expanded its disclosure on pages 199-213 of Amendment No. 1.

Description of Kraft Heinz Capital Stock, page 202

Shareholder action by written consent, page 205

42.	We note your discussion of the written consent provision in the new Kraft Heinz charter, including the statement that “[t]o the extent that 3G Global Holdings and Berkshire Hathaway collectively hold a majority of common stock, they would have the power to adopt amendments of the new Kraft Heinz charter or take other actions that require not less than a majority of votes of holders of outstanding common stock to authorize such action.” Please highlight this issue in the forepart of the filing and in appropriate risk factor disclosure.

In response to the Staff’s comment, the Company has revised its disclosure on page 15 of Amendment No. 1 to highlight this issue. The Company has also revised the risk factor entitled “Following the merger, the Sponsors will have substantial control over the combined company and may have conflicts of interest with the combined company in the future” on pages 39-40 of Amendment No. 1 to further highlight this issue.

Index to Financial Statements of H.J. Heinz Holding Corporation, page F-1

43.	We remind you of the requirements to update your financial statements and related disclosure throughout the filing to comply with Article 3-12 of Regulation S-X.

The Company acknowledges the Staff’s comment and has updated its financial statements and related disclosure as necessary to comply with Article 3-12 of Regulation S-X.

Note 4. 2013 Merger and Acquisition, page F-18

44.	You include reference to fair value estimate work performed by third-party valuation specialists. Please tell us whether any of the related disclosure contains a report, valuation or opinion attributable to a third party expert, or a summary of their work, and how you considered the guidance in Question 233.02 of the Compliance and Disclosure Interpretations regarding Securities Act Rules.

The Company acknowledges the Staff’s comment and advises the Staff that in accordance with Question 233.02 of the Compliance and Disclosure Interpretations regarding Securities Act Rules, there is no requirement to comply with Rule 436 and obtain third-party consent if management only considers or relies in part upon a report of a third-party expert so long as the valuation is attributed to management. When determining the fair value of assets acquired and liabilities assumed, management used information from various sources and the determination was only based in part on the work performed by third-party valuation specialists.

The Company has revised its disclosure on page F-18 of Amendment No. 1 to remove the reference to use of a third party specialist.

Note 10. Income Taxes, page F-31

45.	We note the significant decrease in your effective tax rate for fiscal year 2014 as compared to the effective tax rates in the prior successor and predecessor periods. Your disclosures state certain nontaxable income amounts that were not impacted by the recent restructuring and impairment costs “had a proportionally higher beneficial effect upon the effective tax rate in 2014 versus prior periods.” Please describe the sources and nature of nontaxable income that had this beneficial impact. In addition, we note you incurred significant restructuring charges in prior periods, as well as in 2014. Therefore, please explain why this nontaxable income had a greater proportional effect on the effective tax rate in 2014 compared to the prior periods.

The Company acknowledges the Staff’s comment and advises the Staff that the Company’s principal source of non-taxable income includes earnings that are not taxed for jurisdictional purposes. For the 2014 fiscal year, the Company realized a benefit of 15.1% relating to these sources of income. The principal drivers of this benefit include certain inter-company financing and royalty arrangements, and manufacturing deductions in the United States.

Nontaxable income had a greater proportional effect on the effective tax rate in 2014 principally due to the U.S. manufacturing deduction. Due to the significant amount of restructuring costs that were incurred in the United States during 2014 and the successor period from February 8 to December 29, 2013, and the predecessor period from April 29 to June 7, 2013, the Company’s net profit before tax in the United States was in a loss position. These restructuring costs eliminated the Company’s U.S. manufacturing deduction during the December 29, 2013 and June 7, 2013 periods. In 2014, the Company was able to claim the benefit of the U.S. manufacturing deduction in connection with a significant taxable repatriation of foreign earnings, for which a deferred tax liability was previously established. This taxable repatriation more than offset the effects of the U.S. restructuring charges on taxable income.

46.	On a similar matter, we note you also attribute the decrease in your effective tax rate for fiscal year 2014 to “a favorable jurisdictional income mix”. Please provide further details regarding the specific favorable jurisdictions impacted in 2014 and how the income mix changed in fiscal year 2014 as compared to prior periods. In your response, please identify where the benefit from the favorable jurisdictional income mix is reflected within the reconciliation of statutory to effective tax rate table on page F-33.

The Company acknowledges the Staff’s comment and advises the Staff that the Company’s domestic and foreign income sources differed significantly between the two successor periods and the Company’s predecessor periods. This shift in earnings mix was caused by losses in the United States, primarily due to the Company’s domestic restructuring activities (as referenced in Comment 45 above), combined with increased earnings in the Company’s foreign jurisdictions. These foreign jurisdictions generally have substantially lower statutory tax rates compared to the statutory United States tax rate. The accompanying tax benefit from the U.S. GAAP operating loss in the United States benefited the Company’s effective tax rate in fiscal year 2014 and the tax periods ended December 29, 2013 and June 7, 2013 as compared to the predecessor prior years when the Company had income in the United States. These impacts are reflected throughout the effective tax rate table due to the lower amount of net profit before tax utilized to calculate each rate reconciliation percentage.

47.	Please expand your disclosures to qualitatively discuss the reasons for the variation in the tax on income of foreign subsidiaries that impacts the statutory tax rate, as noted in the reconciliation of statutory to effective tax rate table on page F-33.

In response to the Staff’s comment, the Company has modified its disclosure on page F-33 of Amendment No. 1 to include a qualitative discussion concerning the impact of the income of the Company’s foreign subsidiaries on the Company’s overall effective tax rate.

***

Please contact Eric L. Schiele at (212) 474-1788 or Jonathan L. Davis at (212) 474-1268 with any questions or comments you may have regarding the Registration Statement.

Very truly yours,

/s/ Eric L. Schiele	/s/ Jonathan L. Davis

Eric L. Schiele	Jonathan L. Davis

Loan Lauren P. Nguyen

    Legal Branch Chief

        U.S. Securities and Exchange Commission

            Division of Corporation Finance

                100 F Street, N.E.

                    Washington, D.C. 20549

Copies to:

Norman von Holtzendorff

    Senior Counsel

        U.S. Securities and Exchange Commission

            Division of Corporation Finance

                100 F Street, N.E.

                    Washington, D.C. 20549

Timothy S. Levenberg

    Special Counsel

        U.S. Securities and Exchange Commission

            Division of Corporation Finance

                100 F Street, N.E.

                    Washington, D.C. 20549

Jennifer O’Brien

    Staff Accountant

        U.S. Securities and Exchange Commission

            Division of Corporation Finance

                100 F Street, N.E.

                    Washington, D.C. 20549

Shannon Buskir

    Staff Accountant

        U.S. Securities and Exchange Commission

            Division of Corporation Finance

                100 F Street, N.E.

                    Washington, D.C. 20549

Paulo Basilio

    Chief Financial Officer

        H.J. Heinz Holding Corporation

            One PPG Place, Suite 3200

                Pittsburgh, Pennsylvania 15222

Dan F. Shaw

    Senior Vice President and General Counsel

        H.J. Heinz Holding Corporation

            One PPG Place, Suite 3200

                Pittsburgh, Pennsylvania 15222

Audra D. Cohen

    Partner, Sullivan & Cromwell LLP, Counsel to Kraft

        125 Broad Street

            New York, New York 10004

Annex A

The undersigned hereby acknowledges on behalf of H.J. Heinz Holding Corporation that in connection with the Registration Statement:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated: May 18, 2015

H.J. HEINZ HOLDING CORPORATION,

by

/s/ Dan F. Shaw
Dan F. Shaw Senior Vice President and General Counsel